6410 Long Drive

Houston, TX 77087

713-644-8182

January 15, 2010

Mr. John Cash

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NW

Washington, D.C. 20549-7010

Re:	American Electric Technologies, Inc.

Form 10-K for year ended December 31, 2008

Form 10-Q for the quarter ended September 30, 2009

File No. 0-24575

Dear Mr. Cash:

In connection with your review of American Electric Technologies, Inc.’s (the “Company”) Form 10-K and Form 10-Q as listed above, we respectfully submit the following supplemental response to the comments included in your letter of January 5, 2010.

Form 10-K for the year ended December 31, 2008

COMMENT 1

11. Leases, page F-18

We note your response to our prior comment seven and your disclosures indicating that you lease certain facilities and equipment under operating lease agreements, primarily related to the performance of service contracts. In future filings please, if these agreements are material, also include the future minimum rental payments required as of the date of the latest balance sheet presented, in the aggregate and for each of the five succeeding fiscal years for your operating leases having initial or remaining non cancelable lease terms in excess of one year. Given your disclosures it appears that your operating lease expense may be material to your results. Refer to ASC Topic 840.20.50.

RESPONSE

In the event that operating lease agreements are material when future filings are made or when financial statements are presented in accordance with generally accepted accounting principles, we will provide the required disclosures regarding future minimum rental payments.

In accordance with the instructions in the comment letter, we acknowledge that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

Mr. John Cash

Branch Chief

United States Securities and Exchange Commission

January 15, 2010

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Contact Information

If you have any questions or need any additional information, please contact me.

Sincerely,

/s/ John H. Untereker
John H. Untereker
Sr. Vice President and Chief Financial Officer
December 31, 2009